EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Years Ended November 30,
	2009	2008	2007	2006	2005

Earnings
Income (loss) from continuing operations before income taxes	$(311,184)	$(967,931)	$(1,460,770)	$571,847	$1,201,534
Add:
Interest incurred	119,602	156,402	199,550	237,801	164,245
Amortization of premiums and discounts related to debt	1,586	2,062	2,478	2,441	1,550
Portion of rent expense considered to be interest	7,507	16,503	28,464	27,657	19,294
Amortization of previously capitalized interest	138,179	129,901	171,496	143,249	100,971
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	43,262	157,393	171,576	15,164	(2,472)
Deduct:
Interest capitalized	(67,839)	(143,436)	(186,560)	(221,074)	(142,738)

Income (loss) as adjusted	$(68,887)	$(649,106)	$(1,073,766)	$777,085	$1,342,384

Fixed charges
Interest incurred	$119,602	$156,402	$199,550	$237,801	$164,245
Amortization of premiums and discounts related to debt	1,586	2,062	2,478	2,441	1,550
Portion of rent expense considered to be interest	7,507	16,503	28,464	27,657	19,294

	$128,695	$174,967	$230,492	$267,899	$185,089

Ratio of earnings to fixed charges	—	—	—	2.90	7.25

Coverage deficiency (a)	$(197,582)	$(824,073)	$(1,304,258)	$—	$—

The ratios of earnings to fixed charges are computed on a consolidated basis excluding the French discontinued operations.

(a)	Earnings for the years ended November 30, 2009, 2008 and 2007 were insufficient to cover fixed charges for the periods by $197.6 million, $824.1 million and $1.30 billion, respectively.